Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
May 25, 2016 and the Prospectus dated March 6, 2015
Registration Nos. 333-202586 and 333-202586-01

VENTAS REALTY, LIMITED PARTNERSHIP

Fully and unconditionally guaranteed by Ventas, Inc.

$400,000,000 3.125% Senior Notes due 2023

Issuer:	Ventas Realty, Limited Partnership

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$400,000,000

Final Maturity Date:	June 15, 2023

Public Offering Price:	99.343%, plus accrued interest, if any, from June 2, 2016

Coupon:	3.125%

Yield to Maturity:	3.230%

Benchmark Treasury:	1.625% due April 30, 2023

Benchmark Treasury Yield:	1.680%

Spread to Benchmark Treasury:	T+155 bps

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2016

Optional Redemption:

The redemption price for notes that are redeemed before March 15, 2023 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, plus (ii) a make-whole premium (T+25 bps). The redemption price for notes that are redeemed on or after March 15, 2023 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, and will not include a make-whole premium.

Joint-Book-Running Managers:	Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Jefferies LLC

Senior Co-Managers:	Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
TD Securities (USA) LLC
UBS Securities LLC

Co-Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC

Junior Co-Managers:	BBVA Securities Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
Capital One Securities, Inc.
Fifth Third Securities, Inc.
SMBC Nikko Securities America, Inc.
Stifel, Nicolaus & Company, Incorporated
BNP Paribas Securities Corp.
The Williams Capital Group, L.P.

CUSIP / ISIN:	92277G AH0/ US92277GAH02

Denominations:	$1,000 x $1,000

Trade Date:	May 25, 2016

Settlement Date:	June 2, 2016 (T+5)

It is expected that delivery of the notes will be made to investors on or about June 2, 2016, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-202586)

Additional Changes to the Preliminary Prospectus Supplement:

On an as adjusted basis, after giving effect to the sale of the notes offered hereby and the application of the net proceeds therefrom (assuming an amount of Tender Offer Notes tendered pursuant to the Tender Offer equal to the net proceeds of this offering), as if each had occurred on March 31, 2016, we would have had approximately $11.3 billion of outstanding indebtedness (excluding unamortized fair value adjustment, unamortized deferred financing costs and unamortized discounts).

Ventas, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Ventas, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Wells Fargo Securities, LLC,  608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com; Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, by telephone at 1-866-718-1649 or by email at  prospectus@morganstanley.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by email at prospectus@citi.com; or Jefferies LLC, 520 Madison Avenue, 3rd Floor, New York, NY 10022, or by telephone at 1-877-877-0696.